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Securities and Exchange Commission
Trading and Markets

SEP 18 2019

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66282

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/17 (MM/DD/YY) AND ENDING 09/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Abramson Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

293 Eisenhower Parkway Suite 330
(No. and Street)

Livingston (City) NJ (State) 07039 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Abramson (212) 628-7800 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name - if individual, state last, first, middle name)

1375 Broadway 15th Floor (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

PUBLIC

RMS

Abramson Financial, LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Keith Abramson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to Abramson Financial, LLC for the year ended September 30, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Member
Title

Subscribed and sworn
to before me

ZULEYHA MAQSUDI
Notary Public
State of New Jersey
My Commission Expires Dec. 15, 2020
I.D.# 50028465

Abramson Financial, LLC
Index
September 30, 2018

Page(s)

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Abramson Financial, LLC
Livingston, New Jersey

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Abramson Financial, LLC, ("Company") as of September 30, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Abramson Financial, LLC as of September 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Subsequent Events - Cessation of Operations

As discussed in Note 1 to the statement of financial condition, during October 2018, management of the Company decided to withdraw the Company's broker-dealer registration, cancel its LLC registration with the State of Delaware, and cease its operations. The financial statement does not include any adjustments resulting from this subsequent event.

Basis for Opinion

This financial statement is the responsibility of Abramson Financial, LLC's management. Our responsibility is to express an opinion on Abramson Financial, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Abramson Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Abramson Financial, LLC's auditor since 2017.
New York, New York
November 5, 2018

Abramson Financial, LLC

Statement of Financial Condition
September 30, 2018

Assets		
Cash	$	16,836
Total assets	$	16,836
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	6,000
Member's equity		10,836
Total liabilities and member's equity	$	16,836

The accompanying notes are an integral part of this financial statement

1. Organization and Business

Abramson Financial, LLC (the "Company"), a Delaware Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) under the provisions of its subparagraph (k)(2)(ii), in that the Company does not hold funds or securities for customers. The Company was purchased by Beech Hill Securities on December 1, 2015 and all of the Company's customers were transferred to Beech Hill Securities. Currently the Company maintains no customer's accounts, but maintains its status as a registered broker-dealer.

On February 8, 2017 the Company entered into a purchase and sale agreement to be acquired by Acme Acquisition Holdings, LLC. On September 11, 2018 Acme Acquisition Holdings, LLC notified the Company of it is desire to terminate the purchase and sale agreement.

On October 24, 2018 management of the Company has acted to withdraw its broker dealer registration and cancel its LLC registration with the State of Delaware. The Company has ceased its operations, and management intends to pay its obligations and return any remaining cash to its member. These facts conclude that the Company will no longer be a going concern effective the date of the issuance of these financial statements, November 5, 2018.

2. Summary of Significant Accounting Policies

Basis of Presentation
This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution to the extent the cash balance exceeds federal depositors.

Income Taxes
The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At September 30, 2018, management has determined that the Company had no uncertain tax positions that would require in the statement of financial condition recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

The Company has reviewed all taxable years that are open for examination by the taxing authorities of all relevant jurisdictions (including the Internal Revenue Service, and New Jersey). The Company has no tax provisions as it is not subject to an entity level income tax. No examination of the sole member's tax filings has been initiated by any relevant taxing authority.

FASB ASC 740 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. As of September 30, 2018, management has determined that it has no uncertain tax positions that require either recognition or disclosure in the financial statements.

3. Regulatory Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2018, the Company had net capital of $10,836, which was $5,836 in excess of the net capital requirements of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.55 to 1 at September 30, 2018. These net capital requirements may effectively restrict the company's ability to make distributions to its sole member.

4. Concentrations

The Company's cash is placed with highly rated financial institutions, and the Company conducts ongoing evaluations of the credit worthiness of the financial institutions with which it does business. At certain times, deposits may exceed federally insured limits. At September 30, 2018 the Company's cash balance did not exceed federally insured limits.